United States securities and exchange commission logo





                              May 5, 2023

       Surendra Ajjarapu
       Chief Executive Officer
       AIRO Group, Inc.
       515 Madison Avenue, 8th Floor, Suite 8078
       New York, NY 10022

                                                        Re: AIRO Group, Inc.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted April 6,
2023
                                                            CIK No. 0001971544

       Dear Surendra Ajjarapu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4 submitted April 6, 2023

       General

   1. We note your disclosure on page 26. Please clarify if the sponsor and its affiliates can earn a positive rate of
return on their investment, even if other SPAC shareholders
                                                        experience a negative
rate of return in the post-business combination company.
   2. Please highlight the material risks to public warrant holders, including those arising from differences between
private and public warrants. Clarify whether recent common stock trading prices exceed
the threshold that would allow the company to redeem public
                                                        warrants. Clearly
explain the steps, if any, the company will take to notify all shareholders, including
beneficial owners, regarding when the warrants become eligible for redemption.
 Surendra Ajjarapu
AIRO Group, Inc.
May 5, 2023
Page 2
3.       Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities.
4. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the sponsor and the company   s officers
and directors. This
         could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
5. We note your disclosure on page 56 that your governing documents waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
6. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
7.       It appears that underwriting fees remain constant and are not adjusted based on
         redemptions. Revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
8. We note that you have entered into a forward purchase agreement. Please revise to disclose all the material terms of the agreement. Also, revise to disclose the potential impact of the agreement on non-redeeming shareholders. Revise the risk factors section accordingly. File the agreement as an exhibit to this registration statement.
9. We note your disclosure on page 37 regarding Russia's invasion of Ukraine. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia's invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of
         Corporation Finance's Sample Letter to Companies Regarding Disclosures Pertaining to
         Russia   s Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May
         2022.
10. We note section 5.7(e) of the business combination agreement appears to indicate the financial projections of the target companies were delivered to you. If applicable, please revise to disclose the projections and all material assumptions underlying them and how your board considered them. Also revise to discuss when the projections were prepared, who prepared them and when they were provided during the course of negotiations.
11. We note section 9.3 of your warrant agreement contains an exclusive forum provision.
FirstName LastNameSurendra Ajjarapu
       Clarify whether the exclusive forum provision applies to actions arising under the
Comapany   NameAIRO
       Securities        Group,
                  Act, and tell usInc.
                                    how you will inform investors whether the
provision applies to
May 5,the Securities
       2023 Page 2 Act. Please revise to include appropriate risk factor disclosure.
FirstName LastName
 Surendra Ajjarapu
FirstName  LastNameSurendra Ajjarapu
AIRO Group,   Inc.
Comapany
May  5, 2023NameAIRO Group, Inc.
May 5,
Page 3 2023 Page 3
FirstName LastName
12. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
Questions and Answers about the Proposals for Stockholders
What happens if a substantial number of the Public Shareholders vote in favor..., page 17

13. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
Selected Historical Financial Information of AIRO, page 29

14. It appears that the historical periods prior to the April 1, 2022 reverse recapitalization between AIRO Group Holdings ("AIRO") and Aspen Avionics ("Aspen") should reflect the historical financial information of Aspen, as AIRO's predecessor. Please revise your presentation or tell us why you believe your current presentation is appropriate.
Risk Factors
The Sponsor or Kernel's directors, executive officers or advisors..., page 53

15.      We note the disclosure on page 53 that the SPAC sponsor and affiliates
   may    purchase
         SPAC securities in the open market and vote the securities in favor of approval of the business combination transaction. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.
Interests of Kernel's Directors and Officers and Others in the Business Combination, page 75

16. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
 Surendra Ajjarapu
AIRO Group, Inc.
May 5, 2023
Page 4
17.      Please expand your disclosure regarding the sponsor   s ownership
interest in the target
         company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid. Timeline of the Business Combination, page 78

18. Please clarify the basis for the initial $600 million valuation. If the SPAC board conducted any material analysis in connection with its negotiations regarding the valuation of AIRO Group Holdings, Inc., discuss the material features of that analysis.
19. We note Kernel agreed to the final valuation of $770 million. Please revise to disclose all material factors that the Kernel board relied upon in agreeing to the current valuation.
         Explain the quantitative factors regarding why the valuation increased from what was initially offered. Also, discuss in greater detail the discounted cash flow analysis mentioned on page 79.
20. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, valuation, structure, consideration, proposals and counter-proposals, and the minimum cash amount. In your revised
         disclosure, please explain the reasons for the terms, each party   s
position on the issues,
         and how you reached agreement on the final terms.
Certain Material U.S. Federal Income Tax Considerations..., page 80

21. We note your disclosure here and in the business combination agreement indicating that the parties intend that the merger will qualify as a reorganization within the meaning of
         Section 368(a) of the Code. Please file a tax opinion that addresses each material tax consequence discussed in this section. To the extent that you intend to file a short form tax opinion as Exhibit 8.1, please revise your disclosure on page 80 to reflect the fact that the discussion reflects the opinion of counsel. Also, revise your disclosure on page 16 accordingly.
Unaudited Pro Forma Condensed Combined Financial Information, page 97

22. Your disclosures on pages 98 and 104 state that the pro forma adjustments include a contingent consideration expense related to the Aspen Management Carveout Plan.
        Please tell us where this expense has been reflected in your pro forma financial
FirstName LastNameSurendra Ajjarapu
       statements. If the arrangement is structured in such a manner that significantly different
Comapany    NameAIRO
       results may occur,Group,
                          provideInc.
                                    additional pro forma presentations which
give effect to the
May 5,range
        2023 of possible
              Page  4    results. See Rule 11-02(a)(10) of Regulation S-X.
FirstName LastName
 Surendra Ajjarapu
FirstName  LastNameSurendra Ajjarapu
AIRO Group,   Inc.
Comapany
May  5, 2023NameAIRO Group, Inc.
May 5,
Page 5 2023 Page 5
FirstName LastName
Earnout Shares, page 105

23. We note that AIRO's stockholders and sponsor, after the closing of the business combination, have the contingent right to receive "earnout shares" with an aggregate value up to $330 million and $33 million, respectively. Please address the following comments related to the earnout share arrangement:

                Tell us in sufficient how you determined the earnout shares should not be classified as liabilities under ASC 480. We note that the shares issued appear to be based on a fixed monetary amount depending on specific revenue and EBITDA thresholds.

                With respect to your analysis under ASC 815-40, your disclosure on page 106 states that the earnout share arrangement contains contingencies involving "the daily volume weighted average stock price on the basis of a specific price per share.
              However, it appears that the exercise contingency is based on future operating results, specifically revenues and EBITDA. Please clarify your disclosures accordingly.

                You disclose on page 106 that "in absence of dilutive activities, there will be either zero or 19 million shares issuable under the Earnout Share arrangement." As this sentence appears to conflict with the potential scenarios discussed in items (i) through
              (vi) on pages 105-106, clarify your disclosures accordingly. Also tell us how the 19 million shares was determined and how it relates to the $330 million and $33 million amounts referenced above.
2. Adjustments to Unaudited Pro Forma Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 107

24.      Please address the following comments related to pro forma adjustment
(5) disclosed on
         page 111:

                Your disclosures discuss debt and contingent consideration "expected to be renegotiated" and your "intent to convert" debt into equity. Tell us and disclose if there are existing signed agreements related to these transactions and if you can unilaterally convert the debt. To the extent you do not have arrangements in place and/or you cannot unilaterally cause debt conversion, revise your disclosures to remove the pro forma effect of these adjustments.

                Expand your disclosures to specifically identify and quantify the debt and contingent payments due at closing, to quantify the amounts expected to be renegotiated, and to indicate how you intend to account for payment deferrals and the issuance of contingent consideration. Additionally, clarify where the amounts due at closing and amounts due after closing are classified on the pro forma balance sheet.

                Tell us and disclose what the $62.7 million adjustment to accumulated deficit
 Surendra Ajjarapu
FirstName  LastNameSurendra Ajjarapu
AIRO Group,   Inc.
Comapany
May  5, 2023NameAIRO Group, Inc.
May 5,
Page 6 2023 Page 6
FirstName LastName
              specifically represents.
25.      Please address the following comments related to pro forma adjustments
(6) and (8)
         disclosed on page 112:

                Tell us and disclose the specific nature and pertinent details of the "unencumbered cash provided by Kernel in an equity transaction at closing," the $25 million convertible debt issuance and the conversion of debt to equity.

                Similar to our comment above, tell us if there are existing signed agreements related to these transactions and if you can unilaterally convert the debt. To the extent you do not have arrangements in place and/or you cannot unilaterally cause debt conversion, revise your disclosures to remove the pro forma effect of these adjustments.
26. It does not appear that you have appropriately reflected pro forma adjustment (7) on the face of the pro forma balance sheet. It appears under Scenario 1 that the $18 million adjustment should be an increase to additional paid-in capital and it appears under
         Scenario 3 that the sign of the accumulated deficit adjustment should be reversed. Please revise your disclosures or tell us how your current presentation is appropriate.
27.      Please address the following comments related to the Meteora Backstop
Agreement:

                Tell us in sufficient detail how you determined the agreement should be accounted for as an asset under ASC 480.

                Tell us what consideration you gave to accounting for the agreement as a hybrid instrument consisting of a loan and an embedded forward purchase contract, with the contract possibly requiring bifurcation as an embedded derivative under ASC 815 or reflected as a reduction of equity under ASC 505-10-45-2.

                Explain how you intend to account for the agreement throughout its existence.
              Provide us with illustrative journal entries that summarize your accounting treatment for the agreement at its outset, during its term, and at maturity.

                Based on your table on page 110, it appears you reflected a valuation adjustment loss of approximately $28.5 million within your pro forma financial statements. Tell us in further detail the nature of this adjustment and why it is necessary. If applicable, clarify why a day one loss is required.
Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations, page
112

28. Please tell us and revise your pro forma adjustment (dd) and (ff) disclosures to explain in sufficient detail the nature of each item within these adjustments and to quantify the individual components.
 Surendra Ajjarapu
AIRO Group, Inc.
May 5, 2023
Page 7
Business of AIRO, page 127

29. Please revise to include sources and availability of raw materials. Refer to Item
         101(h)(4)(v) of Regulation S-K. We note your disclosure on page 137 regarding the agreement with a major avionics manufacturer. Please disclose the material terms of this agreement and file the agreement as an exhibit to this registration statement or advise.
         Refer to Item 601(b)(10) of Regulation S-K.
30. We note you entered into multiple promissory notes. Please disclose the material terms of each promissory note, including the interest rate and maturity date. Business of AIRO
Products and Services, page 136

31. We note your disclosure here and on page 171 that the U.S. military recently issued two large long-term contracts. If true, revise to disclose the company became an approved provider under the two contracts. In addition, clarify the nature of the contract, including the duration.
Business of AIRO
Plan of Operations, page 149

32. We note a number of disclosures in this section that indicate the company intends to use a portion of proceeds from the initial public offering. Also, we note your disclosure on page
         195 and 222 that certain payments are to be made and promissory notes are to be issued upon the completion of the IPO. Please revise or advise.
Business of AIRO
Intellectual Property and Brand Protection, page 158

33. Please disclose the duration of your patents. Refer to Item 101(h)(4)(vii) of Regulation S-
         K.
Canadian Operations, page 178
FirstName LastNameSurendra Ajjarapu
34. We note your disclosure that Jaunt expects to receive a letter of intent or letter of support
Comapany
       fromNameAIRO
            the Quebec Group, Inc. by fall 2022. Please update this disclosure in a future government
May 5,amendment.
        2023 Page 7
FirstName LastName
 Surendra Ajjarapu
FirstName  LastNameSurendra Ajjarapu
AIRO Group,   Inc.
Comapany
May  5, 2023NameAIRO Group, Inc.
May 5,
Page 8 2023 Page 8
FirstName LastName
Factors Affecting Comparability of Results
1. Completion of Business Combinations, page 181

35. We note your disclosures on pages 181 and F-50 that the condensed consolidated interim financial statements of AIRO Group Holdings reflect the results of operations for nine months of Aspen Avionics, the predecessor and accounting acquirer, and the operating activity for Agile Defense, AIRO Drone, Jaunt, and Sky-Watch from their respective transaction closing dates. Considering the first quarter closing dates of these acquisitions pre-date Aspen's April 1, 2022 recapitalization transaction, please clarify why these acquisitions have been reflected in the interim financial statements from the transaction closing dates and not from April 1, 2022.
Factors Affecting Comparability of Results
2. COVID-19 Impact, page 181

36. We note that you have experienced supply chain disruptions as a result of the pandemic.
         Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
Factors Affecting Comparability of Results
3. Bridge Financing, page 183

37. We note you are in extension discussions with lenders with trigger dates that have passed.
         Please update your disclosure regarding these discussions in a future filing.
Liquidity and Capital Resources
Other Commitments, page 193

38. We note you entered into a commercialization agreement with Centro Italiano Richerche
         Aerospaziali. Please revise to disclose the material terms of the agreement, including amounts paid to date, future potential payments, royalty provisions, term and termination provisions. Also, file the agreement as an exhibit to this registration agreement. Refer to Item 601(b)(10) of Regulation S-K.
39. We note your disclosure as of September 30, 2022, you had related party borrowings of
         $2.5 million. Please revise your related party transaction section to include the borrowings of $2.5 million or advise.
 Surendra Ajjarapu
FirstName  LastNameSurendra Ajjarapu
AIRO Group,   Inc.
Comapany
May  5, 2023NameAIRO Group, Inc.
May 5,
Page 9 2023 Page 9
FirstName LastName
Executive Officers and Directors After the Business Combination, page 204

40. Please revise your disclosure regarding the background and history of your executive officers and directors to comply with Item 401(e)(1) of Regulation S-K. Specifically, revise your disclosure to describe the business experience, principal occupations and employment, of the named executive officers and directors during the past five years, including the dates and duration of their employment. Refer to Item 18(a)(7)(i) of Form
         S-4, which refers to Item 401 of Regulation S-K.
Description of Kernel's and ParentCo's Securities, page 212

41. Please set forth the approximate number of holders of each class of your common equity as of the latest practicable date. Refer to Item 201(b)(1) of Regulation S-K.
Beneficial Ownership of Securities, page 217

42. Please disclose the natural person or persons who exercise the voting and/
         or dispositive powers with respect to the securities owned by Glazer Capital, LLC, Saba
         Capital Management, L.P., Saba Capital Management GP, LLC, and Fir Tree Capital
         Management LP as required by Item 18(a)(5)(ii) of Form S-4, which refers to Item 6 of
         Schedule 14A, which requires disclosure pursuant to Item 403 of Regulation S-K.
Financial Statements, page F-1

43. Please revise your registration statement to include interim pre-acquisition financial statements, as of and for the three months ended March 31, 2022, for AIRO Group
         Holdings prior to the April 1, 2022 recapitalization transaction with Aspen Avionics and also for Coastal Defense Inc. Refer to Rule 8-04 of Regulation S-X. AIRO Group Holdings - Interim Financial Statements, page F-44

44.      Please update your financial statements and related information throughout the
         registration statement. Refer to Rule 8-08 of Regulation S-X for guidance.
45.      We note that AIRO Group Holdings and Aspen Avionics combined in a reverse
         recapitalization with Aspen determined to be AIRO's predecessor. Accordingly, it appears that the financial statements reflected in the financial statements preceding the
         April 1, 2022 combination date should be those of Aspen. Please revise your historical financial statements accordingly, as well as your pro forma financial statements, or advise us how your current presentation is appropriate.
 Surendra Ajjarapu
FirstName  LastNameSurendra Ajjarapu
AIRO Group,   Inc.
Comapany
May  5, 2023NameAIRO Group, Inc.
May 5,
Page 102023 Page 10
FirstName LastName
2. Put-Together Transaction, page F-66

46. We note your disclosure on page F-69 that the promissory notes issued as consideration for the acquisitions of AIRO Drone, LLC, Sky-Watch A/S, and Coastal Defense, Inc.
         (   CDI   ) were not included in the determination of consideration
paid due to the notes
         being contingently payable upon IPO effectiveness or completion of a SPAC merger. In helping to clarify how your accounting treatment complies with the guidance in ASC 805-
         30-25-5 and ASC 805-30-30-7 requiring contingent consideration to be recognized at its acquisition-date fair value, please tell us in further detail the pertinent terms of your contingent consideration arrangements. Ensure that you discuss why such features were included in the acquisition agreements and why the sellers would agree to such terms, especially when considering the contingent events are beyond their control. Also specify if the sellers receive anything in return if the contingent events never occur. Lastly, please summarize your historical and planned accounting treatment for each contingent consideration arrangement.
47. We note that you issued shares of your common stock as partial consideration in the acquisitions of Sky-Watch, Jaunt Air Mobility LLC, and CDI. Please tell us and disclose how you determined the fair value of your common stock on each acquisition date, including the significant factors, assumptions, and methodologies you used. Please also address the following items:

                Tell us if your common stock valuations applied a marketability discount and how you determined the discount.

                Tell us if the common stock issued in the acquisitions of Jaunt on March 10, 2022,
              Sky-Watch on March 28, 2022, and CDI on April 26, 2022 were recorded using the same per-share fair value. If so, clarify if the valuations were based on the expected valuation of the combined put-together entity and how you determined a single valuation was appropriate for all three acquisitions.

                Tell us the methodology used to allocate your valuations between your preferred and common stocks. If allocations were not deemed necessary, explain in sufficient
              detail the reasons for such determination.
 Surendra Ajjarapu
FirstName  LastNameSurendra Ajjarapu
AIRO Group,   Inc.
Comapany
May  5, 2023NameAIRO Group, Inc.
May 5,
Page 112023 Page 11
FirstName LastName
4. Revolving Lines of Credit and Long-Term Debt
Impact of Restructuring - Debt Conversions, page F-76

48. Your disclosure indicates that the terms of the 2022 Notes, 2019 Notes, and 2018 Notes were revised so that the holders would receive a fixed cash payment at the closing of an
         IPO or a merger with a SPAC, that the notes are no longer convertible into redeemable convertible preferred stock, and that such changes were accounted for as a debt modification. Please address the following related comments:

                Tell us how you determined this transaction qualified as a debt modification, rather than a debt extinguishment, under the guidance in ASC 470-50-40-6 through -12.
              Provide us with your present value cash flow analysis that supports your accounting treatment. Confirm that you performed your 10% test on a lender-by-lender basis and clarify how you treated any put and call options on the underlying debt.

                Tell us in sufficient detail how you determined that the eliminated conversion option was not substantive and how your accounting treatment complied with ASC 470-50-
              40-10(b) and ASC 470-20-40-9(a).

                Provide us with the journal entries you used to record this transaction.

                Clarify how you derived the "modified debt face value" amounts shown in the first column of your table.
Impact of Restructuring - Preferred Stock Conversions, page F-77

49. We note that certain convertible notes were converted to Series F and Series G redeemable convertible preferred stock and accounted for as a debt extinguishment.
         Citing authoritative accounting guidance, please tell us how you determined that extinguishment accounting was appropriate. Clarify if the original debt was contractually convertible into preferred stock, if the conversion represented an induced conversion under ASC 470-20-40-26 and how you determined the fair value of the preferred stock converted from debt. Also explain in sufficient detail how your measurement of the extinguishment loss complies with ASC 470-50-40-1 through -3. In doing so, quantify for us the fair value of the preferred stock that was issued and the net carrying value of the extinguished debt.
Exhibits

50. We note you intend to enter into employment agreements with your NEOs prior to the closing of the business combination. In a future filing, please file the employment agreements as exhibits to this registration statement. Refer to Item 601(b)(10)(iii) of
         Regulation S-K.
 Surendra Ajjarapu
FirstName  LastNameSurendra Ajjarapu
AIRO Group,   Inc.
Comapany
May  5, 2023NameAIRO Group, Inc.
May 5,
Page 122023 Page 12
FirstName LastName
51. Please file the items listed below or advise why such items are not required to be filed:

                Agreement with KippsDeSanto & Co. Refer to Item 601(b)(10) of Regulation S-K;
                List of subsidiaries. Refer to Item 601(b)(21) of Regulation
S-K;
                Agreement and Plan of Merger identified on page 127 and 128. Refer to Item
              601(b)(2) of Regulation S-K.

        You may contact Dale Welcome at (202) 551-3865 or Andrew Blume at (202) 551-3254
if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Jay Ingram at (202) 551-3397 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Kate Bechen